Exhibit 99.3

WIPRO LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING EQUITY SHARES OF

WIPRO LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted.

FOLD AND DETACH HERE

COURT MEETING

FOR

AGAINST

Res. 1

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated hereon.

Address Change

Mark box, sign and indicate changes/comments below:

Sign Below

Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

AGENDA

COURT MEETING

1 To consider and, if thought fit, approve, with or without modification, the Scheme of Arrangement proposed to be made between Wipro Limited (Applicant/Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company).

Wipro Limited

JPMorgan Chase Bank, N.A., Depositary

P.O. Box 64506, St. Paul, MN 55164-0506

Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Court Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at Wipro’s Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics Electronic City, Hosur Road, Bangalore 561 229, on Friday, December 28, 2012 at 4:00 p.m., for the purposes set forth above.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your ADRs FOR or AGAINST the Resolution to be proposed, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolution. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., December 24, 2012. Only the registered holders of record at the close of business December 3, 2012, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Equity Shares of Wipro Limited, of record December 3, 2012, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such ADRs, on the Resolution at the Shareholder Voting of the Company, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such ADRs will not be voted by the Depositary.

Please visit the company’s website, http://www.wipro.com/investors/ to view and download the notice for the court convened meeting in connection with the Scheme of Arrangement between Wipro Limited (Applicant / Demerged Company), Azim Premji Custodial Services Private Limited (Resulting Company) and Wipro Trademarks Holding Limited (Trademark Company). The website link also contains an explanatory statement, a copy of the Scheme of Arrangement, an information statement describing the transaction and other pertinent information.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., December 24, 2012.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.